Exhibit 14

WESTERN CAPITAL RESOURCES, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (this “Code”) covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Western Capital Resources, Inc. and its various subsidiary entities (collectively, the “Company”).  All of our employees and all of our officers, specifically including our principal executive officer (CEO), principal financial officer (CFO), and other members of management (collectively referred to as “covered persons”), must conduct themselves accordingly.

If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or a member of management about how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including immediate termination of employment.  If you are in a situation which you believe may violate or lead to a violation of this Code, you must inform the Company and follow the guidelines described in Section 9.  Any reporting procedure described in this Code does not limit you from taking any additional reporting measures you may deem necessary or appropriate.  Please note this Code does not prohibit covered persons from discussing and disclosing information regarding the terms and conditions of their employment or otherwise engaging in protected activity as permitted by the National Labor Relations Act.

1.  Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built.  All covered persons must, in the course of the Company’s business, respect and obey the laws of the cities and states in which we operate.  Although not all covered persons are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.  Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes or appears to interfere in more than a de minimis way with the employee’s ability to make sound business decisions on behalf of the Company and the interests of the Company.  A conflict situation can arise when a covered person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interest may also arise when a covered person (or one or more members of his or her family) receives improper and unauthorized personal benefits as a result of the covered person’s position in the Company.  Loans to, or guarantees of obligations of, covered persons and their family members may create conflicts of interest.  Furthermore, for so long as the Company remains subject to the provisions of the Securities Exchange Act of 1934, loans and any extensions of credit to executive officers are prohibited by applicable federal law.

It is almost always a conflict of interest for a covered person to work simultaneously for a competitor, customer or supplier.  You are not allowed to work for a competitor as a consultant or board member.  Transactions or roles involving conflicts of interest are prohibited as a matter of Company policy, except as specifically approved by the Board of Directors or consistent with approved guidance or policy of the board, and in any event compliant with applicable state law and other rules and regulations that may apply to the Company.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with management or the Company’s legal counsel.  Any covered person who becomes aware of a conflict or potential conflict should consult the procedures described in Section 9 of this Code and, if appropriate, bring it to the attention of their supervisor, the CFO or the Chairman of the Board of Directors.

3.  Corporate Opportunities

Covered persons are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the prior written consent of the Board of Directors.  Covered persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.  Competition and Fair Dealing

We seek to outperform our competition fairly and honestly and in compliance with applicable law.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  Each covered person must endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  Covered persons must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice in conducting their duties for the Company.

5.  Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers or suppliers, except as required in the performance of duties for the Company or when disclosure is authorized by management, legal counsel to the Company, or otherwise required by applicable laws or regulations.  Confidential information includes all non-public information that derives independent economic value from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use or is or harmful to the Company or its customers, if disclosed.  The obligation to preserve confidential information continues even after employment ends.

6.  Protection and Proper Use of Company Assets

All covered persons should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental and de minimis personal use may be permitted as long as such use does not interfere with the covered person’s performance of duties for the Company or otherwise negatively impact the Company’s business.

The obligation of employees to protect the Company’s assets includes its proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information would violate Company policy.  Under certain circumstances, such use or distribution could also be illegal and result in civil or even criminal penalties.

7.  Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.  It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel.  The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.  State and local governments, as well as foreign governments, may have similar rules.  The Company’s legal counsel can provide guidance to you in this area.

8.  Accurate Public Disclosures

Full, fair, accurate, timely and understandable disclosures in the Company’s periodic reports filed with the SEC and press releases is legally required and is essential to the success of our business.  Our management is required to exercise the highest standard of care in preparing such public disclosures.  Furthermore, we expect all covered persons to provide members of our management with accurate and clear information whenever they are asked to provide any information in connection with such public disclosures (or whenever they reasonably believe such information will be used in such public disclosures).  The following guidelines are intended to be instructive but are not comprehensive:

●	All Company accounting records, as well as reports produced from those records, must comply with applicable laws, regulations, and industry standards.

●	All records, including accounting records, must fairly and accurately reflect the transactions or occurrences to which they relate.

●	All accounting records must fairly and accurately reflect, in reasonable detail, the Company’s assets, liabilities, revenues and expenses.

●	The Company’s accounting records must not contain any false or intentionally misleading entries.

●	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

●	No information should be concealed from the independent auditors.

9.  Conduct in the Workplace

The Company seeks to maintain a workplace that respects the rights of all employees to succeed to their maximum potential. The Company does not discriminate on the grounds of race, sex, religion, national background or otherwise in hiring, rewarding or promoting employees.

10.  Data Privacy

The Company’s personnel have access to personally identifiable information concerning the Company’s employees, business partners and customers. The Company is committed to carefully protecting this information and only using it for legitimate business purposes. Employees who do not have a business reason to access this information must never seek to do so, and those who have legitimate access must make sure that no unauthorized release or use of this information occurs.

11. Gifts and Entertainment

Accepting any gift of more than nominal value or entertainment that is more than a routine social amenity can appear to be an attempt to gain favorable treatment from the recipient. You are urged to give careful consideration to the acceptance of any gift of more than nominal value (i.e. in excess of $25). Gifts of any amount may never be solicited, and gifts of cash, cash equivalents (i.e. gift cards or gift certificates) or securities may never be accepted. In the case of entertainment, it must be of a reasonable nature and in the course of a meeting or another occasion for the purpose of bona fide business discussions or to foster better business relations. In cases where the gift is of more than nominal value, you should consult with the WCR Chief Financial Officer.

12.  Reporting Code Violations and General Compliance Procedures

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow employees.  If you are powerless to stop suspected misconduct or if you discover it after it has occurred, you should consider the following guidelines.  In some situations it is difficult to know if a violation has occurred.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  Subject in all events to applicable law, these are the steps to keep in mind:

●	Try to obtain all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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If you are being asked to do something, then ask yourself:  What specifically am I being asked to do?  Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with, and the alternatives you have.  Use your judgment and common sense.

●	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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If you are an employee, consider discussing the problem with your immediate supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

If you speak with your immediate supervisor but remain concerned, or if you feel uncomfortable speaking with your immediate supervisor (for whatever reason), you must (anonymously, if you wish) send a detailed note, with relevant documents, to:  Western Capital Resources, Inc., at 11550 “I” Street, Suite 150, Omaha, Nebraska 68137 (attention: Chief Financial Officer).

If you have reason to believe that the CFO will not address your concerns, or if you believe your concerns have not been addressed by the CFO, you may address any concerns to the attention of the Chairman of the Audit Committee of the Company, Ellery Roberts, or to anonymousreporting@wcrimail.com.

Your calls, detailed notes and/or e-mails will be dealt with confidentially to the extent possible to conduct an investigation (if necessary) into the matter and take appropriate action.  You have the commitment of the Company and its Board of Directors that you will be protected from retaliation for any report of alleged misconduct submitted in good faith.  Retaliation by anyone against any such reporting person will not be tolerated.

The Company strictly prohibits retaliation for making a report or for participating in an investigation.  You may be asked to provide information relating to possible violations of this Code or other Company policies.  In any such event, the Company expects that you will fully cooperate with any internal investigations, including any such investigations relating to accounting, financial and audit matters.

13.  Waivers of the Code

Any waiver of this Code for our management may be made only by the Board of Directors or a board committee and must be promptly disclosed as required by law or applicable stock exchange regulation.

14.  Violations

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code or any required procedures under this Code.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code and its prescribed procedures, and may include written notices to the individual involved that the board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the board) and termination of the individual’s employment.

In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past, and any other factors the Board deems important.